

Washington, D.C., February 28, 2022 – Neurish Networks (Founded: 2016)
announces Crowdfunding Launch at YAParnters

Neurish Networks is a digital health company that uses their proprietary software platform to create applications that support patients, caregivers, friends, and families impacted by chronic health conditions. Neurish analyzes the data using AI and machine learning algorithms to provide pharmaceutical and other healthcare companies insights into the patient and caregiver journey. Currently, Neurish powers two prototype applications and has a growing user base of 300+ users. Neurish Networks is located at 341 Fairway Vista Drive North Carolina 27540.

The transaction is expected to raise $1,500,000.00 with a minimum target amount of $120,000.00 to break escrow and closing on or about 12/31/22 subject to customary conditions. Neurish Networks currently intends to use the net proceeds from the offering for working capital and general corporate purposes, including sales and marketing activities, product development and capital expenditures.

About Neurish Networks

Neurish Networks is a Delaware registered company. Neurish Networks was cofounded and created by Phil Gattone. Phil is no stranger to chronic health conditions. At the age of four years old, Phil was diagnosed with a seizure disorder called epilepsy. Phil has experienced thousands of seizures and has had two brain surgeries, but that hasn't stopped him from achieving his goals. Phil has a degree in electrical and computer engineering with over 15 years of software development experience. He uses his experience with epilepsy as motivation to develop Neurish Networks and overcome any struggles that come up along the way. Neurish has established agreements with industry partners, AI companies, and health economic organizations to help process data and provide insights into the patient, caregiver, and family journeys when impacted by chronic health conditions. Epilepsy is used as a starting point but, in the future, Neurish plans to expand to Parkinson's Disease, Stroke, Autism, and other conditions.

About YAPartners

YAPartners is a division of Young America Capital, LLC. a FINRA registered Broker-Dealer. YAPartners is an online platform that enables companies to publicly raise capital from everyone, including accredited investors, nonaccredited investors, and international investors. YAPartners has built the technology and regulatory infrastructure to facilitate any type of distributed

securities offering, including Reg A+, Reg D, and Reg CF. YAPartners and its parent company provide an end-to-end resource for companies raising capital.

Disclosure

Forward-Looking Statements

Phil Gattone